UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 333-268857

Zapp Electric Vehicles Group Limited

87/1 Wireless Road

26/F Capital Tower

All Seasons Place

Lumpini, Patumwan

Bangkok 10330 Thailand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

EXPLANATORY NOTE

On April 14, 2023, Zapp Electric Vehicles Group Limited (the “Company”) issued a press release titled “Zapp Announces Senior Management Changes.”

A copy of that press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release of the Company, dated April 14, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZAPP ELECTRIC VEHICLES GROUP LIMITED

Date: April 14, 2023	By:	/s/ Kiattipong Arttachariya
Name: Kiattipong Arttachariya
Title: Acting Chief Financial Officer and Director